UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - December 2016

Mumbai, January 3, 2017: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the information on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM) which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for December 2016

Category	Vehicle Model	Production		Domestic Sales		Exports
		DECEMBER 2015	DECEMBER 2016	DECEMBER 2015	DECEMBER 2016	DECEMBER 2015	DECEMBER 2016
Micro	NANO	1368	903	1374	1004	50	69
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT,TIAGO	4468	6434	5525	8628	125	128
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	1	0	63	0
UV1	SUMO	654	486	721	639	6	109
UV2	SAFARI, SUMO GRANDE, MOVUS	345	213	420	556	2	6
UV3	ARIA, XENON	0	55	3	0	0	0
V1	VENTURE	10	0	25	19	0	0
V2	ACE MAGIC, MAGIC IRIS	1305	526	1566	1166	22	62
N1- A1	ACE, ACE EX, ACE Zip	8563	6927	7642	6618	990	893
N1- A2	Super ACE, TATA207, XENON, Winger DV	3315	2913	2566	3158	1518	783
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	601	41	463	152	0	4
M2- A2	Winger 14 seats, SFC407, CityRide	136	90	158	144	27	39
N2- A1	SFC407, LPT407	1304	539	1426	1336	133	177
N2- A2	SFC709, LPT709	1425	698	290	313	121	184
N2- A3	LPT9109	779	830	497	474	92	301
N2- A4	LPT1109	416	302	879	739	123	89
M3- A2	LP709, SFC410, LP410	222	410	563	659	107	235
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	468	273	373	475	130	224
M3- C2	LPO1512, LPO1612, Starbus, Divo	750	797	614	1095	465	321
N3- A1	LPT1613, LPK1616, SK1613	2764	2903	1966	1801	302	950
N3- B1(a)	LPT2518, LPK2518	2493	2324	2609	2868	93	414
N3- B1(b)	LPT3118	3178	1661	3221	2451	78	5
N3- B2(b)	LPS3518. LPS3015, LPS3516	2082	439	375	411	1	37
N3-B2(d)	LPS4018, LPS4023	41	3	2024	1085	109	78
N3- B2(e)	LPS4928	313	105	115	34	0	11

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.